September 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	George K. Schuler

Jenifer Gallagher

Karl Hiller

Re:	International Tower Hill Mines Ltd.

Form 10-K for the fiscal year ended December 31, 2022

Filed March 8, 2023

File No. 001-33638

Ladies and Gentlemen:

International Tower Hill Mines Ltd. (the “Company”) confirms receipt of your letter dated August 3, 2023 (the “Comment Letter”) with respect to the above-referenced Form 10-K.

Given the nature of the comments, the Company will need additional time to review and gather necessary information to provide a comprehensive response. In light of the above, the Company respectfully requests an additional ten business days to respond, in addition to the initial ten business days provided to respond and the ten business day extensions granted on August 17, 2023, August 31, 2023 and September 15, 2023.

In the meantime, if you have any questions, please do not hesitate to contact the undersigned by telephone at (907) 328-2801 or by email at khanneman@ithmines.com, or David R. Crandall of Hogan Lovells US LLP by telephone at (303) 454-2449 or by email at david.crandall@hoganlovells.com.

Sincerely,

/s/ Karl Hanneman

Karl Hanneman
Chief Executive Officer

cc:	David R. Crandall, Hogan Lovells US LLP